Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lighting Science Group Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Lighting Science Group Corporation of our report dated March 31, 2014, with respect to the consolidated balance sheets of Lighting Science Group Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013 which report appears in the December 31, 2013 annual report on Form 10-K/A of Lighting Science Group Corporation.

(signed) KPMG LLP

Orlando, Florida

October 6, 2014

Certified Public Accountants